

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2017

Via E-mail
Edward P. Lorin, Chief Executive Officer
Impact Housing REIT, LLC
1411 5th Street
Suite 406
Santa Monica, CA 90401

      Re: Impact Housing REIT, LLC
               Amendment No. 2 to Offering Statement on Form 1-A
               Filed April 7, 2017
               File No. 024-10649

Dear Mr. Lorin:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular Cover Page

1.   We note your response to comment 1 of our letter dated March 10, 2017 and comments 2 and 8 of our letter dated December 29, 2016. We will continue to monitor for your response to our comments.

Financial Statements, page 69

2.   Please update your financial statements to include audited financial statements as of December 31, 2016.

    Appendix A – Results of Prior Programs

3.   Please update your prior performance tables, such as Table III, to include information as of December 31, 2016.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Becky Chow at (202)551-6524 or Daniel Gordon, Senior Assistant Chief Accountant, at (202)551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Markley S. Roderick, Esq. (*via e-mail*)